Exhibit 5.1

The Royal Bank of Scotland plc; and The Royal Bank of Scotland Group plc 36 St Andrew Square Edinburgh EH2 2YB	20 September 2010

Dear Sirs

We have acted as solicitors in Scotland for The Royal Bank of Scotland plc (the Company) and The Royal Bank of Scotland Group plc (RBSG) in connection with the establishment of a programme (the Programme) for the issue and sale from time to time by the Company of its Retail Corporate Notes (Notes), guaranteed by RBSG (the Guarantee, and, together with Notes, the Securities), pursuant to a distribution agreement dated as of 20 September 2010 (the Distribution Agreement) between the Company, RBSG and RBS Securities Inc.  The Notes will be issued as senior indebtedness of the Company pursuant to the provisions of an Amended and Restated Indenture dated as of 13 August 2010 among the Company, RBSG and The Bank of New York Mellon, acting through its London Branch (the Original Trustee), as supplemented by the Second Supplemental Indenture dated as of 20 September 2010, among the Company, RBSG, the Original Trustee, Wilmington Trust Company, as trustee for the Notes and Citibank, N.A., as securities administrator for the Notes.  Such Amended and Restated Indenture, as supplemented by such Second Supplemental Indenture, is herein referred to as the Indenture.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the forms of the Securities have been duly authorized and established in accordance with the Indenture, and, when the Securities have been executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the purchasers thereof in accordance with the terms of the Distribution Agreement and terms agreement applicable to the sale, and upon the passing of all necessary resolutions and the taking of all necessary corporate action in connection therewith, they will constitute valid and binding obligations of the Company and RBSG, enforceable against the Company and RBSG in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland in force at the date hereof.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws.  The laws of the State of New York are the chosen governing law of the Securities, and we have assumed that the Securities constitute valid, binding and enforceable obligations of the Company and RBSG, enforceable against the Company and RBSG in accordance with their terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

Yours faithfully

/s/ Donald Cumming
partner, for and on behalf of Dundas & Wilson CS LLP